SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 000-30540

GIGAMEDIA LIMITED

8F, No. 22, Lane 407, Section 2, Tiding Boulevard

Neihu District

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia Announces First-Quarter 2013 Financial Results (attached hereto as Exhibit 99.1);

2.	GigaMedia’s Cloud Business Hits New Strategic Milestone: Expansion Into Government Sector (attached hereto as Exhibit 99.2); and

3.	GigaMedia: Preliminary 1Q 2013 Results In Line with Guidance; 1Q Investor Call Rescheduled to May 21 (attached hereto as Exhibit 99.3)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: May 23, 2013

	By:	/s/ Dirk Chen
(Signature)
	Name:	Dirk Chen
	Title:	Chief Financial Officer